

October 27, 2010

Douglas C. MacLellan
President and Chief Executive Officer
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

Re: **Radient Pharmaceuticals Corporation**
     Amendment No. 6 to Schedule 14A Filed October 15, 2010
     Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
     File No. 001-16695

Dear Mr. MacLellan:

    We have reviewed your amended preliminary proxy statement filed October 15, 2010 and response letter filed October 19, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
Item 1. Financial Statements
Note 6 – Debt, page 15

1. We have reviewed your response to our prior comment one and have the following comments:
   - Refer to your response to part e. It is still unclear why the significant change in the volatility and term assumptions did not significantly change the derivative liability, gain, and interest expense amount given that the change in the warrant liability increased significantly based on your response.
   - Refer to your response to part h. As previously requested, provide a Black Scholes method calculation for each issuance using the correct assumptions for comparison with the revised binomial method calculation. Confirm that the same assumptions were used under each method.

- Refer to Exhibits D and E. Please revise your proposed disclosure to quantify the assumptions used under the Binomial Lattice model.

2. You have filed an amended agreement for the second closing in April 2010. Please file the corrected agreements for the third and fourth closings or explain to us why you believe they do not need to be filed. If the third and fourth closing agreements did not change from previously disclosed, please address our comment number 1A in our letter dated October 19, 2010.

3. Refer to your discussion on pages 7 and 8 of your response letter. Please tell us why the "cashless exercise" feature only had an effect on the third closing. It is our understanding that the second, third, and fourth closings had similar terms. In addition, please explain how the provision in paragraph 2.1b of the agreement filed in your 8-K/A on October 8, 2010 works as it appears that if there is no effective registration statement, an incremental value of shares will be issued, above the number of shares underlying the warrants which could be significant.

Exhibit D

Note 13 Restatement

4. Refer to adjustment 1. Please clarify in the note the nature of the restatement and explain to us the basis for the change in the impairment amount. We refer also to your explanation of how the $2.3 million impairment was calculated in your response to comment five in your August 31, 2010 letter and additional information that was provided in response to comment seven in your September 24, 2010 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Rachel Schmierer
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 1610
New York, New York 10004